SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6   Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[ X ]	Form 40-F	[ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	[ ]	No	[ X ]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.

(Registrant)

Date	November 5, 2002	By	Marilyn Kerzner

(Signature)

Marilyn Kerzner

Director of Corporate Affairs

MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer:

Leading Brands, Inc. (the “Company”)
160 – 7400 River Road
Richmond BC V6X 1X6

Item 2.	Date of Material Change:

October 9, 2002

Item 3.	Press Release:

A press release announcing the material change was issued on October 9, 2002 for Canadian and U.S. distribution through Canadian Corporate News.

Item 4.	Summary of Material Change:

Leading Brands entered into three new co-packing agreements to provide major new volumes to its plants.

Item 5.	Full Description of Material Change:

The Company has agreed with Ocean Spray International to extend the term of their bottling agreement and to add new package sizes to the portfolio bottled for them.

The Company has also signed an agreement with a large North American company in the ready to drink alcoholic beverage market, to bottle their Western United States volume. This arrangement will result in Leading Brands materially increasing production scope and capacity to accommodate the new business.

The Company has also agreed to bottle a variety of products for sale in Western Canada for a regional producer of juice and other beverage products.

It is estimated that these new agreements will provide the Company with approximately 4,000,000 cases (case means a 144 oz case equivalent) of incremental volume for its plants. The plant modifications and line installations will increase overall plant capacity by more than 25% and allow considerably more flexibility for new co-packing business and new product launches.

Item 6.	Reliance on Section 85(2) of the Act:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Senior Officer:

Ralph McRae, Chief Executive Officer
(604) 214-9722 (Ext. 238)

Item 9.	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated at Richmond, British Columbia, this 9th day of October, 2002

Per:	Ralph McRae
Ralph McRae
Chief Executive Officer

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae	Howard Wishner	Stan Altschuler/David Waldman
Chairman and CEO	Chief Communications Officer	Investor Relations
Leading Brands, Inc.	Leading Brands, Inc.	Strategic Growth International, Inc.
Tel: (604) 214-9722 ext. 238	Tel: (203) 323-9435 Ext.3004	Tel: (516) 829-7111
Email: rmcrae@LBIX.com	Email: hwish@LBIX.com	Email: info@sgi-ir.com

LEADING BRANDS, INC. NORTH AMERICAN BOTTLING DIVISION ANNOUNCES:

      MAJOR NEW CO-PACKING AGREEMENTS
WITH THREE MAJOR BEVERAGE COMPANIES
Anticipated Aggregate 4,000,000 Incremental Cases of Annual Production

VANCOUVER, CANADA, October 9, 2002, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada’s largest independent, fully integrated brand management company, announces that it has entered into three new co-packing agreements to provide major new volumes to its plants.

The Company has agreed with Ocean Spray International to extend the term of their bottling agreement and also add new package sizes to the portfolio bottled for them. As part of this new arrangement the Company will work with Ocean Spray in developing new products and ideas.

The Company has also signed an agreement with a large North American company in the fast growing ready to drink alcoholic beverage market, to bottle their Western United States volume. This arrangement will result in Leading Brands materially increasing production scope and capacity to accommodate the new business.

The Company has further agreed to bottle a variety of products for sale in Western Canada for a regional producer of juice and other beverage products.

North American Bottling President Tim Dagg said: “We are very proud to expand our relationship with Ocean Spray as well as establish new arrangements with these other two companies. We estimate that these new agreements will provide us with approximately 4,000,000 cases1 of incremental volume for our plants. The plant modifications and line installations that accompany these deals will increase our overall plant capacity by more

_______________________________
1 ‘Case’ means a 144 oz case equivalent.

than 25% and allow us considerably more flexibility for new co-packing business and our new product launches. We anticipate that these contracts will be substantially accretive to earnings in 2003.”

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSX:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK Optimized Performance Beverage™ , Pez® 100% Juices™ , Johnny’s Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktail, and Cool Canadian®Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2002 Leading Brands, Inc.

This news release is available at www.LBIX.com

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report of Exempt Distribution

1	.	Name, address and telephone number of the issuer of the security distributed:

Leading Brands, Inc. (the “Company”)
160 - 7400 River Road
Richmond BC V6X 1X6
Tel: 604-214-9722

2	.	The issuer is a reporting issuer in British Columbia and in Ontario.

3	.	The issuer is listed on the Toronto Stock Exchange and on Nasdaq.

4	.	Description of the type of security and the aggregate number distributed:

42,151 common shares distributed to 14 officers and employees of the Company or its subsidiaries as a bonus for past services performed.

5	.
Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Dave Read Spruce Grove, Alberta	4,165	Oct. 22, 2002	2.70	74(2)(9)	n/a
Tim Dagg Surrey BC	5,554	Oct. 22, 2002	2.70	74(2)(9)	n/a
Derek Henrey Langley BC	5,554	Oct. 22, 2002	2.70	74(2)(9)	n/a
Pat Wilson St. Jean sur Richelieu, QC	4,258	Oct. 22, 2002	2.70	74(2)(9)	n/a
Jody Christopherson Sherwood Park, Alberta	3,332	Oct. 22, 2002	2.70	74(2)(9)	n/a

Leading Brands, Inc.
BC Form 45-902F

Donna Higgins Port Coquitlam BC	3,887	Oct. 22, 2002	2.70	74(2)(9)	n/a
Lyn Peterson Surrey BC	2,407	Oct. 22, 2002	2.70	74(2)(9)	n/a
Sinan Alzubaidi Edmonton AB	2,851	Oct. 22, 2002	2.70	74(2)(9)	n/a
George Hoffman New Westminster BC	1,851	Oct. 22, 2002	2.70	74(2)(9)	n/a
Michel Houle St. Jean sur Richelieu QC	900	Oct. 22, 2002	2.70	74(2)(9)	n/a
Robert Mockford Sherwood Park AB	1,728	Oct. 22, 2002	2.70	74(2)(9)	n/a
Richard Menard St Jean sur Richilieu QC	1,066	Oct. 22, 2002	2.70	74(2)(9)	n/a
David Neely Vancouver BC	2,006	Oct. 22, 2002	2.70	74(2)(9)	n/a
Joanne Saunders Surrey BC	2,592	Oct. 22, 2002	2.70	74(2)(9)	n/a
6	.	See attached schedule.This information is not available to the public.

7	.	Total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia.

$64,398

8	.	Compensation paid in connection with the distribution:

N/A

Leading Brands, Inc.
BC Form 45-902F

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Richmond BC this 31st day of October, 2002.

Leading Brands, Inc.
Name of issuer

Derek Henrey
Signature of authorized signatory

Derek Henrey, Chief Financial Officer
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Second Quarter Interim Report

for the period ended August 31, 2002

L E A D I N G  B R A N D S ,  I N C .
S E C O N D  Q U A R T E R  R E S U LT S

P E R I O D  E N D E D  A U G U S T  3 1 ,  2 0 0 2

To Our Shareholders:

Revenue for our second quarter ended August 31, 2002 rose to $24,095,000Cdn ($15,560,000US) from $17,028,000Cdn ($11,116,000US) in the prior year, a gain of 41%. Net income for the quarter was $1,176,000Cdn ($759,000US) or $0.09Cdn ($0.06US) per share versus $902,000Cdn ($589,000US) or $0.06Cdn ($0.04US) per share for the second quarter ending August 31, 2001, an increase of 30%.

Year to date revenues were $42,073,000Cdn ($26,991,000US), up from $37,154,000Cdn ($24,080,000US) last year. Net income for the first half of the year was $2,282,000Cdn ($1,463,000US) versus $2,083,000Cdn ($1,349,000US) in the first half of 2001.

The six month and quarterly revenue increase is attributable to significant growth in virtually every area of the Company’s business. It is not solely the result of increasing sales of our new TREK® Optimized Performance Beverage™. Plant production volumes remained strong throughout the summer and our spring site set new record volumes each month of the quarter.

Only approximately 40% of our increase in sales during the quarter was attributable to new products. The balance was contributed by increased volumes in all other areas of our business.

In addition to growing our revenue 41%, we effectively managed our expenses and increased earnings an impressive 30% during an unprecedented product launch into one of the world’s largest markets. We are thrilled with the overwhelming customer response to TREK® Optimized Performance Beverage™, which continues to exceed our expectations in the markets where we have commenced distribution. We now have distribution across Canada and are dramatically expanding our market penetration in the United States.

We have now launched our Pez® 100% Juice™ drinks to great fanfare and publicity at the National Association of Convenience Stores Convention in Orlando Florida in early October. We are now busily working to build distribution at a variety of different levels.

Thank you for your support.

L E A D I N G  B R A N D S ,  I N C .
M A N A G E M E N T  D I S C U S S I O N  A N D  A N A LY S I S
Q U A R T E R  E N D E D  A U G U S T  3 1 ,  2 0 0 2

(EXPRESSED IN UNITED STATES DOLLARS)

SALES

Sales for the quarter ended August 31, 2002 were $15,560,416, compared to $11,116,147 in the previous year, representing an increase of $4.4 million. The increase is attributed to the following:

  increase in sales of $2.3 million due to more ingredients being supplied as part of major co-packing agreement increase in sales due to new product launch of $1.3 million net sales increases in co-pack operations and sale of products of $0.8 million

Sales for the six months ended August 31, 2002 are up $2.9 million or 12% due to the introduction of new products accounting for approximately 5% and increases in existing lines of business of 7%.

COST OF SALES AND MARGIN

Cost of sales increased from $8,464,826 to $11,939,735 as a result of the sales increase. The margin percentage of 23% shows a slight decrease over the prior year. This is due to the increase in co-pack ingredients supplied which have a lower margin than other sales. On a year to date basis the gross margin is up slightly over the prior year due to product mix changes.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

These expenses increased from $1,509,376 to $2,771,553, due primarily to the increased sales, as well as higher wage and other costs related to the Company’s expansion into the United States and costs related to the launch of the new TREK® product and development of the new PEZ® product.

These expenses for the six months ended August 31, 2002 are up for the same reasons as the above.

OTHER EXPENSES

Depreciation and amortization in the quarter decreased by $142,411 from $391,405 in the prior year to $248,994 due to the sale of capital assets, the change in amortization rates for certain production equipment as explained in the summary of significant accounting policies in the annual financial statements and the implementation of the new requirements for amortization of goodwill and intangibles as discussed in Note 2.
Interest decreased by $40,037 from $161,697 to $121,660 due to lower average borrowings and interest rates during the year.

On a year to date basis the same trends and reasons for changes compared to the prior year for depreciation, amortization and interest expenses are applicable.

OTHER INCOME

There was no other income in the current or prior year quarter. In the prior year to date, the net gain of $199,033 related to the SoBe termination and related sale and writedown of capital assets.

INCOME TAXES

As explained in Note 4 the Company recognized a portion of its previously unrecognized future income tax assets during the quarter. This resulted in an increase to income of $280,917 compared to the prior year. On a year to date basis $647,166 has been recognized, compared to zero in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2002, the Company had positive working capital of $210,854 compared to negative working capital of $208,400 at the prior year end. Bank indebtedness was $2,508,046 compared to $1,276,193 for the prior year. There were no cash or cash equivalents as at August 31, 2002 or the previous year end.

CASH FLOWS

Quarter Ending August 31

Net cash utilized in operating activities for the quarter ended August 31, 2002 was $285,636. Operating activities generated $1,008,385 of cash compared to $980,248 that was generated in the prior year. Working capital changes utilized $1,075,055 as the seasonal increases in inventory and accounts receivable were partially offset by increases in accounts payable. This is consistent with the prior year working capital changes that utilized $1,069,856. The Company also recorded the current portion of previously unrecognized future income tax assets.

Net cash utilized in investing activities was $563,050 compared to $115,818 generated in the prior year. The primary reasons for the difference are expenditures of $270,391 on capital assets, primarily production equipment, expenditures of $200,128 on deferred costs related primarily to the TREK® and PEZ® products and $92,531 of advances to Northland Technologies Inc. as explained in note 3. Financing activities generated $810,979 as $261,108 of long term debt was repaid and bank indebtedness increased by $919,931. In the prior year $324,591 of long term debt was repaid, while bank indebtedness decreased by $365,648.

Six Months Ending August 31

Net cash generated from operations was $453,506. Operating activities generated $1,931,011 compared to $2,096,436 in the prior year. Working capital changes utilized $918,775 compared to $2,051,173 in the prior year. A portion of the termination payment received in the prior year was used to significantly reduce accounts payable and take supplier discounts as appropriate.

Investing activities utilized $1,266,249 compared to $4,545,051 generated in the prior year. The primary differences are the expenditures in the current year on deferred costs of $556,632 as explained above and the prior year receipt of the termination payment and related proceeds on sale of capital assets totaling $5,414,432.

Financing activities generated $843,949 compared to $4,279,264 utilized in the prior year. The primary difference is the change in bank indebtedness due to the receipt of the termination payment in the prior year.

L E A D I N G  B R A N D S ,  I N C .
C O N S O L I D AT E D  B A L A N C E  S H E E T

(UNAUDITED)

(EXPRESSED IN	August 31	February 28
UNITED STATES DOLLARS)	2002	2002

ASSETS
Accounts receivable	$5,612,966	$3,524,115
Inventory	3,861,190	2,059,638
Prepaid expenses	306,018	152,672
Future Income Taxes	504,876	–

	10,285,050	5,736,425

Capital assets	8,277,181	7,987,532
Trademarks and rights	329,289	334,606
Goodwill	2,151,362	2,093,348
Deferred costs	724,333	229,451
Long-term investment
and advance	6,443,142	6,013,511
Other costs	32,076	31,211
Future Income Taxes	143,700	–

	$28,386,133	$22,426,084

LIABILITIES
Bank indebtedness	$2,508,046	$1,276,193
Accounts payable and
accrued liabilities	6,901,629	3,821,235
Current portion of
long-term debt	664,521	847,397

	10,074,196	5,944,825

Long-term debt	1,836,218	2,112,144
Convertible preferred shares	1,195,362	1,072,202

	13,105,776	9,129,171

SHAREHOLDERS’ EQUITY
Share capital
Common shares	23,531,564	23,452,934
Common shares to
be issued	73,526	–
Equity component of
convertible preferred
shares	324,043	310,709
Deficit	(7,955,095)	(9,404,297)
Currency translation
adjustment	(693,681)	(1,062,433)

	15,280,357	13,296,913

	$28,386,133	$22,426,084

L E A D I N G  B R A N D S ,  I N C .
C O N S O L I D AT E D  S TAT E M E N T  O F  I N C O M E ( L O S S )
A N D  D E F I C I T (UNAUDITED)

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
(EXPRESSED IN	August 31	August 31	August 31	August 31
UNITED STATES	2002	2001	2002	2001

Sales	$15,560,416	$11,116,147	$26,991,413	$24,079,708
Cost of sales	11,939,735	8,464,826	20,753,185	18,616,041
Operations, selling,
general &
administration
expenses	2,771,553	1,509,376	4,732,251	3,245,725
Amortization of
capital assets	189,536	261,968	367,032	507,453
Amortization of goodwill	–	55,922	–	107,965
Amortization of
deferred costs
and other	59,458	73,515	101,443	131,738
Interest on long term debt	66,320	123,180	102,462	195,084
Interest on current debt	30,683	38,517	75,872	125,455
Interest accretion on
convertible preferred
shares	24,657	–	48,934	–
Other income	–	–	(5,136)	(199,033)

	15,081,942	10,527,304	26,176,043	22,730,428
Net income (loss)
before taxes	478,474	588,843	815,370	1,349,280

INCOME TAXES
Current	(192,121)	247,314	(314,840)	566,698
Recognition and
utilization of tax
benefits carried
forward, not
previously recognized	(88,796)	(247,314)	(332,326)	(566,698)

Net income
(loss) after
income taxes	759,391	588,843	1,462,536	1,349,280
Deficit, beginning
of period	(8,703,346)	(9,978,434)	(9,404,297)	(10,738,871)
Preferred share
dividends	11,140	–	13,334	–

Deficit, end
of period	(7,955,095)	(9,389,591)	(7,955,095)	(9,389,591)

EARNINGS (LOSS) PER SHARE
Basic	$0.06	$0.04	$0.11	$0.10
Fully diluted	$0.05	$0.04	$0.09	$0.09
Weighted average
number of shares
outstanding	13,573,078	13,600,232	13,563,232	13,629,868

L E A D I N G  B R A N D S , I N C .
C O N S O L I D AT E D  S TAT E M E N T  O F  C A S H  F L O W S

(UNAUDITED)

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
(EXPRESSED IN	August 31	August 31	August 31	August 31
UNITED STATES DOLLARS	2002	2001	2002	2001

Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss)
for the year	$759,391	$588,843	$1,462,536	$1,349,280
Items not involving cash
Depreciation and
Amortization	248,994	391,405	468,475	747,156
Gain on sale of assets
to South Beach
Beverage Co. LLC	–	–	–	(778,817)
Gain on sale of assets	–	–	(5,136)	–
Interest accretion on
convertible preferred
shares	61,951	–	93,572	–
Write-down of
capital assets	–	–	–	418,680
Changes in non-cash
operating working
capital items	(1,075,055)	(1,069,856)	(918,775)	(2,051,173)
Future Income Taxes	(280,917)	–	(647,166)	–

	(285,636)	(89,608)	453,506	(314,874)

INVESTING ACTIVITIES
Purchase of capital assets	(270,391)	(25,688)	(444,489)	(560,499)
Advances (to) from
Northland Technologies
Inc.	(92,531)	112,143	(268,856)	(274,706)
Proceeds from
termination of
South Beach Beverage
Co. LLC agreement	–	–	–	4,087,917
Proceeds on sale of
capital assets	–	50,268	11,445	1,326,515
Expenditures on
deferred costs	(200,128)	(27,047)	(556,632)	(27,048)
Expenditures on
rademarks and rights	–	6,142	–	(7,128)
Other investments
and advances	–	–	(7,717)	–

	(563,050)	115,818	(1,266,249)	4,545,051

FINANCING ACTIVITIES
Increase (decrease) in
bank indebtedness	919,931	365,648	1,231,853	(3,756,072)
Purchase of treasury stock	–	(72,657)	–	(85,509)
Issue of common
share capital	78,630	–	78,630	–
Obligation to issue
common shares	73,526	–	73,526	–
Repayment of
long-term debt	(261,108)	(324,591)	(540,060)	(437,683)

	810,979	(31,600)	843,949	(4,279,264)

Effect of exchange
rate changes
on cash	$37,707	$5,390	$(31,206)	$49,087

Cash, beginning and
end of year	$–	$–	$–	$–

Interest paid	$59,683	$150,150	$103,459	$286,784
Income tax paid	$–	$–	$–	$–

L E A D I N G  B R A N D S , I  N C .
N O T E S  T O  C O N S O L I D AT E D  F I N A N C I A L  S TAT E M E N T S

(UNAUDITED)

1. SHARE CAPITAL		August 31
		2002

Authorized:
Common shares without par value		100,000,000
Preferred shares without par value
designated into the following series:
Series ”A” preferred shares, without par value		1,000,000
Series ”B” preferred shares, without par value		100
Series ”C” preferred shares, without par value		1,000,000
Series ”D” preferred shares, without par value		4,000,000
Series ”E” preferred shares, without par value		4,000,000
Undesignated		9,999,900

Issued:
Common shares without par value		13,660,967
Series ”E” preferred shares, without par value		2,000,000

There were 47,581 common shares issued and108,400 common shares cancelled during the quarter.

Stock options granted,	Issued and	Weighted
exercised and cancelled	outstanding	average
since February 28, 2002	options	exercise price

Outstanding at February 28, 2002	3,000,000	$1.03
Granted	833,500	1.70
Cancelled	(3,500)	1.70

Outstanding at May 31, 2002	3,830,000	$1.18
Granted*	152,500	1.88
Exercised	(47,581)	1.67

Outstanding at August 31, 2002	3,934,919	1.19

At August 31, 2002 there were 2,447,233 vested options outstanding at an average strike price of $1.02.

*subject to shareholder approval

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. These interim financial statements do not include all the disclosures required under Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except that the new accounting recommendations issued by the Canadian Institute of Chartered Accountants regarding Stock Based Compensation and Goodwill and Other Intangible Assets have been adopted. Effective March 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock based compensation and other stock-based payments. This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company’s plans qualify as direct awards of stock or as plans that create liabilities based on the price of the company’s stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock. Had compensation costs been determined based upon the fair value method, the net income, basic and fully diluted earnings per share would have been reduced in the quarter to the following pro-forma amounts respectively: $668,604, $0.05, $0.04. Goodwill and intangible assets with an indefinite life are no longer being amortized. The impact of this is estimated at $68,100 for this quarter.

Certain of the prior year figures have been reclassified to conform with the current presentation.

3. LONG-TERM INVESTMENT AND ADVANCES

Effective January 1, 2001 the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. (NTI) in exchange for preferred shares in NTI with a stated value of $7.8 million. The value attributed to the shares was $4,584,301, which was the book value of the assets disposed of.

The Company has also entered into a management agreement to provide certain management and administrative services to NTI until February 28, 2003. Subsequent to the disposition of the property the Company advanced approximately $1,728,000 to NTI primarily for marketing costs and purchases of capital assets. To support the Company’s investment further advances are anticipated.

The preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect recording of transactions and balances. Changes in future conditions could require a material change in the recognized amounts.

4. INCOME TAX EXPENSE

During the quarter the Company reassessed unrecognized future income tax assets and based on current and forecasted earnings trends, recorded future income tax assets in the amount of $281,000.

5. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three	Three	Six	Six
	months	months	months	months
	ending	ending	ending	ending
	Aug. 31,	Aug. 31,	Aug. 31,	Aug. 31,
	2002	2001	2002	2001

Accounts receivable	(1,699,988)	(1,092,278)	(1,999,745)	(527,477)
Inventory	(899,132)	(60,154)	(1,742,889)	625,278
Prepaid expenses	100,784	(59,717)	(146,246)	(34,222)
Accounts payable and
accrued liabilities	1,423,281	142,293	2,970,105	(2,114,752)
Changes in non-cash
operating working
capital items	(1,075,055)	(1,069,856)	(918,775)	(2,051,173)

6. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages, water and snack foods. Substantially all of the Company's operations, assets and employees are located in Canada.

7. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occuring in the warmer months.

8. CONTINGENCIES

The Company is party to various legal claims which have arisen in the normal course of business.

Since the issue of the most recent audited annual financial statements, several claims have been settled at a nominal cost to the Company, and the Company initiated an action to protect certain of its trademarks.

L E A D I N G  B R A N D S , I N C . AT  A  G L A N C E

Leading Brands, Inc. is the largest independent fully integrated premium beverage company in Canada.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX TSX: LBI
Toll Free: 1-800-729-2746
Website: www.LBIX.com

Officers of the Company
Tim Dagg
President, North American Bottling

Thomas Gaglardi
Secretary

Derek Henrey, CA
Chief Financial Officer

Donna Higgins, CGA
Corporate Controller & VP Administration

Gerry Kenyon
Chief Operating Officer – Leading Brands, Inc.

Ralph D. McRae
Chairman and Chief Executive Officer

Robert W. Miller
President – Leading Brands of America, Inc.

Dave Read
President – LBI Brands, Inc.

LEADING BRANDS, INC.
160 – 7400 River Road
Richmond, BC Canada V6X 1X6
Tel: 604-214-9722 Fax: 604-214-9733
Toll free: 1-800-729-2746
www.LBIX.com

PRINTED IN CANADA

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae	Stan Altschuler/Richard Cooper
Chairman and CEO	Investor Relations
Leading Brands, Inc.	Strategic Growth International, Inc.
Tel: (604) 214-9722 ext. 238	Tel: (516) 829-7111
Email: rmcrae@LBIX.com	Email: info@sgi-ir.com

LEADING BRANDS, INC.
Launches Distribution of TREK™ Optimized Performance Beverage™
in New York City, the World’s Largest Beverage Market –
Becomes 38th Market Opened in USA This Year

TREK WILL BE AVAILABLE IN STORES IN THE AREA THIS WEEK

VANCOUVER, CANADA, November 5, 2002, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada’s largest independent, premium beverage company, announces that it will today commence distribution of its TREK™ Optimized Performance Beverage™ in New York City, the World’s largest beverage market.

The Company has recently entered into a distribution agreement with F&V Distribution Company, LLC, one of the largest independent beverage companies in the United States, to service the New York City and Long Island markets comprising approximately 12,000,000 people. This brings Leading Brands access to a universe of over 40,000 retail accounts in the New York/Long Island area for TREK™ Optimized Performance Beverage™ . New York is the 38th market opened by the Company in the United States this year.

Leading Brands of America, Inc. President Bob Miller said: “We are excited about this new launch. F&V is very selective about the brands it represents. We are extremely fortunate to be able to deal with a distributor of this size and caliber in this key market at this early stage of our brand’s development. We will be working closely with F&V over the ensuing weeks and months to ensure that TREK™ Optimized Performance Beverage™ becomes the performance drink of choice for New Yorkers.”

The Company has already shipped considerable product to the market in advance of the launch, and expects it to be available in NYC and Long Island stores this week.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSX:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK™ , Pez® 100% Juices™ , Johnny’s Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2002 Leading Brands, Inc.

This news release is available at www.LBIX.com

FORM: 1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:
Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office:
Via fax to 416.947.4547 or via email to companyreg@tse.com

For Companies Reporting to the Montreal TSE Office:
Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:	For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:
Company Name Phone

A – Em 416.947.4538

En – N 416.947.4504

O – Z 416.947.4616

For all Companies Reporting to the Montreal TSE Office:
Call 514.871.7874

NOTE:
The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

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FORM: 1 | Company Name: Leading Brands, Inc. Stock Symbol: LBI

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**13,625,367**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance: Bonus Shares	42,151	
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		13,667,518

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**Nil**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**Nil**

10/01 | Page 2 / 4 TSE

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Stock Option Agreements

Stock Options Outstanding — Opening Balance	**3,758,019**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted *
Aug.27/02	Joe Garza	May 22/07	US $2.00	10,000
"	Art Greenwald	May 6/07	US $1.87	50,000
"	Chad Jeffries	April 29/07	US $1.78	10,000
"	Tanya Ruecker	April 8/07	US $1.69	2,500
"	Marty Zirofsky	April 29/07	US $1.78	50,000
"	Matthew Kemp	May 15/07	US $2.12	10,000
"	Joan Chung	April 3/07	US $1.70	10,000
"	Sandra McCall	Aug.1/02	US $2.38	10,000
			SUBTOTAL	152,500

* These options were approved by the Board of Directors on August 27, 2002, but are subject to shareholder approval.

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

10/01 | Page 3 / 4 TSE

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	
Stock Option Outstanding — Closing Balance					**3,910,519**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		3,761,519
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**3,761,519**

All information reported in this Form is for the month of October, 2002 .

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Marilyn Kerzner
PHONE / EMAIL	604-214-9722 (Ext.270) mkerz@LBIX.com
DATE	November 5, 2002

10/01 | Page 4 / 4

TSE